

August 6, 2010

Mr. Michael F. Holloran
President, Chief Executive Officer, Principal Financial Officer
Intelligent Living Corp.
2323 Quebec Street, Suite 221
Vancouver, B.C., Canada V5T 4S7

> **Re: Intelligent Living Corp.**
> **Form 10-KSB for the Fiscal Year Ended May 31, 2008**
> **Filed September 15, 2008**
> **Form 10-K for the Fiscal Year Ended May 31, 2009**
> **Filed September 14, 2009**
> **Form 10-Q for the Quarter Ended August 31, 2008**
> **Filed October 20, 2008**
> **Form 10-Q for the Quarter Ended November 30, 2008**
> **Filed January 20, 2009**
> **Form 10-Q for the Quarter Ended February 28, 2009**
> **Filed April 14, 2009**
> **Form 10-Q for the Quarter Ended August 31, 2009**
> **Filed October 20, 2009**
> **Form 10-Q for the Quarter Ended November 30, 2009**
> **Filed January 19, 2010**
> **Form 10-Q for the Quarter Ended February 28, 2010**
> **Filed April 19, 2010**
> **File No. 000-25335**

Dear Mr. Halloran:

We have reviewed your filings and response to our letter dated December 23, 2009 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended May 31, 2008

1. When you file your revised certifications, as requested in prior comment five of in our letter dated December 23, 2009, please revise the cover page in accordance with Form 10-K as the cover page you are using appears to reflect the Form 10-KSB format.

Form 10-K/A for the Fiscal Year Ended May 31, 2009

Item 13. Certain Relationships and Related Transactions and Director Independence, page 46

2. We note your response to comment 21 in our letter dated December 23, 2009. Please revise your proposed disclosure to clarify that the loan from Mr. Simons was the subject of the related party debt conversion described on page 47.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Sondra Snyder, Accountant, at (202) 551-3332, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director

cc: Michael Page
        Jackson & Campbell, P.C.
        Via Facsimile